UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida

(State of other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Drive, Ste 200 Orlando, FL 32803

407-447-5000

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

81-1588569

(I.R.S. Employer Identification Number)

Limited Partnership Interests, General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward-Looking Statement

This Semi-Annual Report of BridgeWell Preferred Income LP, a Florida limited partnership, contains certain forward- looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the BridgeWell Preferred Income LP Offering Circular filed pursuant to Regulation A, or the Offering Circular, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purpose of investing in mortgages secured by real estate. The Company also invests in commercial real estate for renovation and sale, and land development to hold for appreciation and/or income production.

As of June 30, 2021, the Company had sold 21,572 Limited Partnership Interests (Units) to Investors ($21.57 million).

As of June 30, 2021, the Company is invested in $15.65 million in secured mortgage loan notes, and $3.37 million in real estate investments, of which $1.28 million is real estate owned retention.

The Company held $2.11 million in cash at depository insured banks as of June 30, 2021. Of the $2.11 million in cash, $250,853 was restricted. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

On January 7, 2020, the Company qualified with the Securities and Exchange Commission by ways of a post-qualification amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company is permitted to continue to offer and sell the securities until the earlier of the qualification date of the new offering circular or the one hundred eighty (180) calendar days after the third anniversary of the initial qualification date of the prior offering circular. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

The extent of the impact of the coronavirus (“COVID-19”) outbreak on the financial performance of the Company’s investments will depend on future developments, including government advisories and restrictions, the impact of COVID-19 on the financial markets, and the overall economy, all of which are highly uncertain and cannot be precited. If the financial markets and/or overall economy are impacted for an extended period, the Company’s investment results may be materially adversely affected.

Future potential impacts may include the borrowers’ ability to pay the required monthly loan payments or ability to solicit additional capital. As of the date of this report, the majority of the Company’s borrowers have been paying on their loans. The rate of default (defined as 45 days late) has not increased in the first six months of 2021. Institutional buyers of long-term mortgage notes began to buy loans during this period. New institutional buyers of long-term mortgage notes may need to be sourced in the future. Foreclosure actions on non-performing loans have been delayed. Permitting, zoning and other issues related to real estate held for development or rehabilitation has been delayed. All of these trends are predicted to continue through the end of 2021 and into the first half of 2022. Changes to the operating environment may increase operating costs. Depending on the continued length and strength of the outbreak, the novel coronavirus could present uncertainty and risk with respect to the Company, its performance, and its financial results in the future.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million of capital by selling Limited Partnership Interests (Units) to Investors. Most of the capital we raise is invested in secured mortgage notes and income-producing and/or appreciating real estate. In addition, the Company purchases and/or holds real estate that is retained from foreclosures on mortgage loans receivable (“REO” properties).

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program however, no Limited Partnership unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. The Company will only redeem Limited Partnership units up to 10% of the value of the assets under management per quarter. During the six months ending June 30, 2021, the Company had withdrawals and distributions to limited partners of $2.4 million, and raised an additional $3.5 million in limited partner capital, for a net increase of $1.1 million.

The Company renewed the $5.0 million dedicated warehouse line of credit in April 2021 for a period of one year. The Line of Credit has a variable interest rate based on WSJ Prime plus 2.00% with a minimum interest rate of 5.25%. No loans were placed on the warehouse line during the first half of 2021.

Trend Information

We are closely monitoring the impact of changing interest rates and rates of return on the type of secured mortgage notes that the Company purchases. During the reporting period ending June 30, 2021, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Item 2. Other Information

None.

Item 3. Financial Statements

BridgeWell Preferred Income LP

A Florida Limited Partnership

Financial Statements

(Unaudited)

For the six-month period ending June 30, 2021 and June 30, 2020

BRIDGEWELL PREFERRED INCOME LP
BALANCE SHEETS (UNAUDITED)
As of June 30, 2021 and December 31, 2020

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$1,858,312	$1,217,927
Restricted Cash	250,853	841
Other Current Assets:
Prepaid Expenses and Other Receivables	231,794	279,775
Advances	34,585	—
Secured Loans	15,646,950	14,601,375
Due from Related Parties	11,534	—
Total Other Current Assets	15,924,863	14,881,150
Total Current Assets	18,034,028	16,099,918
Other Assets:
Real Estate Investments	3,372,431	3,628,771
Total Other Assets	3,372,431	3,628,771
TOTAL ASSETS	$21,406,459	$19,728,689

LIABILTIES & MEMBERS’ EQUITY
Liabilities:
Current Liabilities:
Accounts Payable	$4,746	$88,581
Due to Related Party	—	15,143
Lines of Credit Advances	—	—
Total Current Liabilities	4,746	103,724

Total Liabilities	4,746	103,724

Members’ Equity	21,401,713	19,624,965

TOTAL LIABILTIES & MEMBERS’ EQUITY	$21,406,459	$19,728,689

The accompanying notes are an integral part of these financial statements.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF OPERATIONS (UNAUDITED)
For the six-month periods ended June 30, 2021 and 2020

	2021	2020
Revenues:
Interest Income	$638,667	$613,242
Late Fee Income	8,943	29,938
DSCR Loan Premiums	17,991	—
Gain on Sale of Real Estate Investment	45,535	—
Gain (loss) on Sale of Real Estate Owned Retention	11,950	(22,099)
Total Revenues	723,086	621,081
Expenses:
Servicing Fees	—	—
Management Fees	—	—
Warehouse Credit Line Fees and Interest	—	53,630
General & Administrative Expenses	19,636	24,503
Total Expenses	19,636	78,133

Net Income	$703,450	$542,948

The accompanying notes are an integral part of this financial statement. In the opinion of management, all adjustments necessary in order to make the interim financial statement not misleading have been included.

BRIDGEWELL PREFERRED INCOME LP
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six-month periods ended June 30, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities:
Net Income	$703,450	$542,948
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
Net (Gain) Loss on Real Estate Owned Retention	(11,950)	22,099
Net (Gain) on Sale of Real Estate Owned	(45,536)	—
Change in Operating Assets & Liabilities:
Secured Mortgage Loans Receivable	(1,045,575)	1,748,309
Prepaid Expenses and Other Receivables	(571)	(76,545)
Accounts Payable	(83,835)	12,406
Accrued Interest	12,910	15,535
Related Party Payable	(25,621)	(261,260)
Net Cash (Used in) Provided by Operating Activities	(496,728)	2,003,492

Cash Flows from Investing Activities:
Purchase of Real Estate Investments	624,051	(543,475)
Proceeds from Sale of Real Estate Owned Retention	(310,223)	73,201
Deposits and Retainers	—	—
Net Cash Provided by (Used in) Investing Activities	313,828	(470,274)

Cash Flows from Financing Activities
Warehouse Line of Credit	—	(3,702,400)
Contributions	3,478,995	4,326,215
Withdrawals and Distributions	(2,405,698)	(1,718,035)
Net cash Provided by (Used in) Financing Activities	1,073,297	(1,094,220)

Net Increase in Cash	890,397	438,998

Cash and Restricted Cash - Beginning of Period	1,218,768	1,411,367

Cash and Restricted Cash - End of Period	$2,109,165	$1,850,365

Non-Cash Transactions:
Conversion of Mortgage Loans Receivable to Real Estate Owned	$215,761	$163,759

The accompanying notes are an integral part of these financial statements.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (“Company”) is a Florida limited partnership formed on January 25, 2016. The general partner is Preferred Income Manager LLC (“PIM”, “General Partner” or “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, and private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in the Southeast. Mortgage loans acquired by the Company are primarily originated by BridgeWell Capital LLC (“BWC”), an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BWC also services the loans pursuant to a Master Note Servicing Agreement. The Company focuses on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, and Indiana. However, the Company holds loans throughout the United States.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

The Company’s commercial investment operations commenced upon receiving authority to issue Limited Partnership Units as discussed below.

General Company Provisions

The Company is managed by PIM. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received qualification from the U.S. Securities and

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Partnership Units (continued)

Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of $1,000 per unit. The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of June 30, 2021, and December 31, 2020, the number of outstanding Limited Partnership Units were 21,572 and 19,797, respectively.

On January 7, 2020, the Company filed a Post-Qualification Amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company is permitted to continue to offer and sell the securities until the earlier of the qualification date of the new offering circular or the one hundred eighty (180) calendar days after the third anniversary of the initial qualification date of the prior offering circular. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of June 30, 2021, and December 31, 2020, the number of General Partnership Units remained at 74.8.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program; however, no Limited Partnership Unit holder may request a redemption until 90 days after the units were purchased. Any redemption is not subject to penalty. Each calendar quarter, the Company will only redeem Limited Partnership Units up to 10% of the value of the total outstanding capital of the partnership as of December 31 of the prior year.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

●	Losses are allocated pro-rata to Limited Partners.
●	Profits are allocated pro-rata to Limited Partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation, and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Regulation A filing.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (continued)

accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946, Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of June 30, 2021, there are certain loans that have terms of two to 30 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (continued)

losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income. The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans considering historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of June 30, 2021 and December 31, 2020, there were no allowances for loan losses recorded.

Real Estate Investments

Real Estate Purchases

The Company invests in real estate and real estate trusts in select locations, and then redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Real estate investments also include purchases of real estate owned (“REO”) properties from individual or institutional investors. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments to be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management can make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized gains or losses are recorded in operating income or expense.

Foreclosed Assets (Real Estate Owned)

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at fair value, and the gain or loss on foreclosure is recorded in operating income or expense.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Investments (continued)

Foreclosed Assets (Real Estate Owned) (continued)

Improvements are capitalized as incurred. Following foreclosure, valuations are periodically performed with any subsequent write-downs recorded as a separate valuation allowance against real estate owned and charged to other operating expenses.

Subsequent increases to real estate owned are recorded as unrealized gains when any rehabilitation improvements to the property are close to completion and management can make an assessment of fair value.

The maintenance of the real estate owned for which rent is collected, is expensed as incurred. The maintenance of real estate owned that does not have rent collected is capitalized. The Company actively works to sell, or prepare for sale, the acquired real estate, and gain and loss on these dispositions are recorded in operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of sale and potential financing.

While the Company holds real estate properties, it may rent them on a month-to-month basis. Rental income is considered incidental. Therefore, rental income is recorded as received and no depreciation expense is recorded during the current year.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement. Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement.

Gain or loss on sale of real estate investment is recognized when a mortgage loan is converted to an REO, during periodic re-valuations, and at the time of sale of the asset.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are based on either observable prices for identical assets or liabilities in inactive markets; observable prices for similar assets or liabilities; or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own financial model using assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. See Valuation Process and Techniques below.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

Valuation Process and Techniques (continued)

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost, which is considered fair value. Non-performing and impaired mortgage loans are reported at the net realizable value of the underlying collateral based on an observable market price or a current appraised value. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations or market estimates from third parties. Investments are classified as Level 3. Foreclosed real estate, or real estate owned, is reported at the property’s estimated fair value less estimated costs to sell based on its appraised value at the time of foreclosure. Subsequent changes in value are recorded based on the current appraised value as further discussed in the Real Estate Investments section.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2021 and December 31, 2020, no significant uncertain tax positions exist for which a reserve would be necessary.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2021, there are 18 months open to examination by the Internal Revenue Service and various for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 1 -	SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the six months ended June 30, 2021, and June 30, 2020, were $1,350 and $9,746, respectively. These balances are included in General & Administrative Expenses on the accompanying Statements of Operations.

Recently Issued Accounting Pronouncements

Accounting Standard Issued but Not Yet Effective

Credit Losses – In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326), and was clarified by FASB ASU 2019-04, Codification Improvements, and FASB ASUs 2019-05 and 2019-11, Targeted Transition Relief and Clarification. Prior to this pronouncement, generally accepted accounting principles required use of the incurred loss method for recognizing credit losses in the reserve. The incurred loss method recognizes a credit loss when it is probable that a loss has been incurred. The new guidance replaces the incurred loss method with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The pronouncement also allows for the irrevocable election of the fair value measurement for certain financial assets. Management is in the process of evaluating this guidance but does not believe it will have a significant impact on the financial statements of the Company. The effective date of FASB ASUs 2018-19 and 2019-10, Codification Improvements to Topic 326, Financial Instruments – Credit Losses have been deferred until interim and annual periods beginning after December 15, 2022.

Accounting Standard Issued and Adopted

Fair Value Measurement – In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) – Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliations of Level 1, 2 and 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management has adopted the guidance and it has not had a significant impact on the financial statements of the Company.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 2 -	CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 -	MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 6.50% to 14.95% per annum with either a balloon payment due at maturity or periodic amortizing payments. Loans that are past maturity generally bear interest at 18.00%. Notes have maturity dates through February 2050.

Rehabilitation Loans

As of June 30, 2021, the Company has outstanding rehabilitation loans of $1,639,482, with a commitment to fund an additional $2,064,727. As of December 31, 2020, the Company had outstanding rehabilitation loans of $2,324,241 with a commitment to fund an additional $1,164,003. Commitments are funded by a combination of contributions, collections of mortgage loans receivable and warehouse credit line advances.

NOTE 4 -	LINE OF CREDIT

The Company renewed the $5.0 million dedicated warehouse line of credit in April 2021 for a period of one year. The Line of Credit has a variable interest rate based on WSJ Prime plus 2.00% with a minimum interest rate of 5.25%. No loans were placed on the warehouse line during the first half of 2021.

NOTE 5 -	RELATED PARTY TRANSACTIONS

Management Fees

Management Fees are assessed at the end of each fiscal year. At that time the Manager of the fund (“PIM”) determines the amount of the fees (up to 1% of the dollar value of the limited partner shares), and whether the fees will be expensed, deferred or waived.

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 5 -	RELATED PARTY TRANSACTIONS (CONTINUED)

Servicing Fees

BridgeWell Capital LLC (“BWC”) earns up to 3% of the total secured loans serviced at the end of each month. Due to the effects of COVID-19 on the financial markets in which the Company operates, BWC permanently waived all servicing fees for the year ended December 31, 2020. BWC waived all servicing fees for the six months ended June 30, 2021.

Related Party Payable

For the six months ended June 30, 2021, BWC owes the Company $10,479 comprised of RCL late fees and default interest which BWC allocated to the Company and included on related party payable on the balance sheet.

For the year ended December 31, 2020, BWC provided $13,754 for activities related to raising capital, such as advertising and investor seminars, all of which were included in related party payable on the accompanying balance sheet.

Investments

The General Partner’s equity investment in the Company was $74,827 at June 30, 2021 and at December 31, 2020.

NOTE 6 -	FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of June 30,

	2021
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$15,646,950
Real Estate Purchases	—	—	2,089,032
Real Estate Owned	—	—	1,283,398
	$—	$—	$19,019,380

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 6 -	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

	2020
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$14,601,375
Real Estate Purchases	—	—	1,965,795
Real Estate Owned	—	—	1,662,976
	$—	$—	$18,230,146

For the sixth months ended June 30, 2021, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$14,601,375	$3,628,771
Purchases	6,706,826	123,237
Conversion of Mortgage Loans
Receivable to REOs	—	367,710
Capital Improvements	—	333,148
Unrealized Fair Value
Adjustment	—	—
Payoffs or Sales	(5,661,251)	(1,080,436)
Total	$15,646,950	$3,372,430

BridgeWell Preferred Income LP

Notes to Financial Statements

June 30, 2021

NOTE 6 -	FAIR VALUE MEASUREMENTS (CONTINUED)

For the year ended December 31, 2020, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$14,534,214	$2,581,132
Purchases	10,060,787	637,444
Conversion of Mortgage Loans
Receivable to REOs	—	562,105
Capital Improvements	—	328,550
Unrealized Fair Value
Adjustment	—	—
Payoffs or Sales	(9,993,626)	(480,460)
Total	$14,601,375	$3,628,771

Due to their short-term nature, the carrying values of cash, accounts payable and accrued liabilities, line of credit and related party payable approximate their fair values at June 30, 2021 and December 31, 2020.

NOTE 7 -	CONTINGENT LIABILITIES AND RISK

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At June 30, 2021, there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

NOTE 8 -	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 28, 2021, the date the financial statements were available to be issued, and the following events are noted:

Investment Capital

From July1 through September 28, 2021 the Company issued an additional 924.3 Limited Partnership Units for $ 924,327 and returned 17.9 Limited Partnership Units for $17,856.